1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date January 3, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT THE SEVENTEENTH MEETING OF THE

FOURTH SESSION OF THE BOARD

The purpose of this announcement is to disclose the resolutions passed at the seventeenth meeting of the fourth session of the Board on 30 December 2010.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Notice of the seventeenth meeting of the fourth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 27 December 2010 by way of written notices or e-mails. The meeting was held on 30 December 2010 at the headquarter of the Company in Zoucheng City, Shandong Province, the PRC. Twelve directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, such as the PRC Company Law, and the articles of association of the Company.

The twelve directors of the Company present at the meeting unanimously agreed and passed the below resolutions:

1.	To approve the “Proposal regarding the election of the Chairman and the Vice Chairman of the Board of Yanzhou Coal Mining Company Limited”;

Mr. Li Weimin and Mr. Wang Xin were elected to be the Chairman and the Vice Chairman of the fourth session of the Board of the Company respectively.

Mr. Geng Jiahuai, the former Vice Chairman of the Board, has submitted his resignation report to the Board due to age reasons. Following his resignation, Mr. Geng will no longer hold any offices as Vice Chairman and director of the Company. The Board would like to express its appreciation to Mr. Geng for his dedicated efforts to the Company during his term of service.

2.	To approve the “Proposal regarding the increase in capital investment in Yancoal Australia Pty Limited”;

Yanzhou Coal proposed to increase the capital investment in Yancoal Australia Pty Limited (“Yancoal Australia”), a wholly-owned subsidiary, by AUD909 million (approximately RMB5.9 billion, representing 20.81% of the audited net asset value of RMB28.357 billion of Yanzhou Coal in 2009 calculated in accordance with the PRC Accounting Standards) with its own capital. Upon the completion of this capital increment, the capital investment in Yancoal Australia will increase from AUD64 million to AUD973 million.

Please refer to the overseas regulatory announcement dated 30 December 2010 issued by the Company for details of the investment.

3.	To approve the “Proposal regarding the acquisition of 30% equity interests in Ashton Coal Mine Joint Venture in Australia”;

A wholly-owned subsidiary of Yancoal Australia was approved to acquire the 30% equity interests in Ashton Coal Mine Joint Venture held by a wholly-owned subsidiary of Singapore IMC Group in Australia, for a consideration of USD250 million (approximately RMB1.664 billion, representing 5.87% of the audited net asset value of RMB28.357 billion of Yanzhou Coal in 2009 calculated in accordance with the PRC Accounting Standards). Upon completion of the acquisition, the Company will have control over the 90% interests in Ashton Coal Mine Joint Venture. Wu Yuxiang, a director of the Company, was authorized to confirm, execute and amend the legal documents related to this acquisition and deal with the specific matters.

Yancoal Australia acquired 100% equity interests in Felix Resources Ltd. in December 2009. Felix Resources Ltd., controls 60% equity interests in Ashton Coal Mine Joint Venture through its wholly-owned subsidiary. Ashton Coal Mine is located in Hunter Valley, New South Wales, Australia, 95 km west of the port of Newcastle. Ashton Coal Mine consists of an open-cut coal mine and an underground coal mine, with annual production capacity of 5.20 million tonnes of raw coal. The types of coal produced are semi-soft coking coal and premium thermal coal with characteristics of low ash and high calorific value. According to an assessment under the Australian JORC Code, the aggregate coal reserves of Ashton Coal Mine amounted to 96.50 million tonnes, of which 49.10 million tonnes are reserves of open-cut coal mine and 47.40 million tonnes are reserves of underground coal mine.

The acquisition is subject to the approval of competent authorities such as The National Development and Reform Commission, the Ministry of Commerce of the PRC and the Foreign Investment Review Board of Australia.

4.	To approve the “Proposal regarding the disposal of 51% equity interests in Minerva Coal Mine Joint Venture in Australia”;

A wholly-owned subsidiary of Yancoal Australia was approved to dispose the 51% equity interests in Minerva Coal Mine Joint Venture to a subsidiary of Sojitz Corporation in Australia, for a consideration of AUD201 million (approximately RMB1.322 billion, representing 4.66% of the audited net asset value of RMB28.357 billion of Yanzhou Coal in 2009 calculated in accordance with the PRC Accounting Standards).

Yancoal Australia acquired 100% equity interests in Felix Resources Ltd. in December 2009. Felix Resources Ltd. controls 51% equity interests in Minerva Coal Mine Joint Venture through its wholly-owned subsidiary. Minerva Coal Mine is located in Bowen Basin, Central Queensland, 420 km from the port of Gladstone. Minerva Coal Mine is an open-cut coal mine, with annual production capacity of 2.80 million tonnes of raw coal. According to an assessment under the Australian JORC Code, the aggregate coal resources of Minerva Coal Mine amounted to 76 million tonnes and the reserves amounted to 23,600 tonnes. The type of coal produced is thermal coal.

The transaction was entered into as a result of exercising pre-emptive rights by Sojitz Corporation pursuant to the relevant joint venture agreement, which was entered into prior to the Company’s acquisition of Felix Resources Ltd. Please refer to the Company’s announcement dated 13 December 2009 on “Report on Material Acquisition of Assets by Yanzhou Coal Mining Company Limited”.

5.	To approve the “Proposal regarding the establishment of Shaanxi Future Energy Chemical Corp. Ltd (陝西未來能源化工有限公司) as a joint stock company”.

Yanzhou Coal was approved to establish Shaanxi Future Energy Chemical Corp. Ltd (“Future Energy Company”, subject to the approval of its name from the industry and commerce registration authorities) with, among others, Yankuang Group Corporation Limited by way of joint investment, in which Yanzhou Coal will contribute 25% of the capital investment, equivalent to RMB1.35 billion (representing 4.76% of the audited net asset value of RMB 28.357 billion of Yanzhou Coal in 2009 calculated in accordance with the PRC Accounting Standards) with its own financial resources.

Li Weimin, a director of the Company, was authorized to confirm and execute the joint venture agreement and the articles of association in relation to the establishment of Future Energy Company on behalf of Yanzhou Coal, make amendments to the joint venture agreement and the articles of association as may be necessary and desirable and deal with the matters related to the capital contribution and the industrial and commercial registration within the scope of approval authority of the Board.

Future Energy Company will mainly engage in the development of coal liquefaction project and compatible coal mine (Jinjitan coal mine, Yushen coal mining area in Shaanxi Province) investment in Shaanxi Province. As the proposed transaction constitutes a connected transaction, four connected directors abstained from voting this resolution. The other eight directors, who were not connected directors, unanimously voted in favour of the proposal. The independent directors voted in favour of the resolution.

An announcement in relation to the connected transaction will be released in compliance with the regulatory requirements upon the signing of the joint venture agreement by the Company.

6.	To approve the “Proposal regarding the entrusted loan provided to Yanmei Heze Neng Hua Co., Ltd”.

Yanzhou Coal was approved to provide an entrusted loan of RMB1.7 billion with an interest rate of 5.96% per annum (simultaneously adjusted with the change in the base rate of the People’s Bank of China) for a term of five years to Yanmei Heze Neng Hua Co., Ltd, which is 98.33% owned by Yanzhou Coal, for the payment of construction expenses and costs for the first phase of the integrated power plant project of Zhaolou Coal Mine.

7.	To approve the “Rectification Scheme for the ‘Decision on Administrative and Supervisory Measures’ of Shandong Securities Regulatory Bureau”.

8.	To approve the “Proposal regarding the amendment to the Articles of Association of Yanzhou Coal Mining Company Limited” and to submit the proposal for consideration and approval at the 2011 First Extraordinary General Meeting.

The amendments to the Articles of Association are set out in the Notice of the 2011 First Extraordinary General Meeting of the Company.

9.	To approve the “Proposal regarding the amendments to the “Rules of Procedures for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited” and submit the proposal for consideration and approval at the 2011 First Extraordinary General Meeting.

The amendments to the “Rules of Procedures for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited” are set out in the Notice of the 2011 First Extraordinary General Meeting of the Company.

10.	To approve the “Proposal regarding the amendments to the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited” and submit the proposal for consideration and approval at the 2011 First Extraordinary General Meeting.

The amendments to the “Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited” are set out in the Notice of the 2011 First Extraordinary General Meeting of the Company.

11.	To approve the establishment of the nomination committee of the fourth session of the Board of Yanzhou Coal.

The nomination committee of the fourth session of the Board of Yanzhou Coal consists of three directors, namely Li Weimin, Zhai Xigui and Li Weian, Mr. Li Weian serves as the chairman.

12.	To approve the establishment of the strategy and development committee of the fourth session of the Board of Yanzhou Coal.

The strategy and development committee of the fourth session of the board of Yanzhou Coal consists of five directors, namely Li Weimin, Wang Xin, Chen Changchun, Wu Yuxiang and Li Weian, Mr. Li Weimin serves as the chairman.

13.	To approve the “Proposal regarding the discussion and review in relation to the change of the international auditors” and to submit the proposal for consideration and approval at the 2011 First Extraordinary General Meeting.

For the purpose of maintaining the continuity of the international auditing of the Company, the Board proposes to engage Jingdu Tianhua Hong Kong as the international auditors of the Company. Jingdu Tianhua Hong Kong will hold office until the conclusion of the 2010 annual general meeting of the Company.

Grant Thornton Hong Kong, the former international auditors of the Company, had been terminated its qualification to be a member firm of Grant Thornton International with effect from 23 November 2010. Grant Thornton Hong Kong has been renamed as JBPB & Co., the business of which is combined with another accountant firm. On 27 December 2010, the Company received a resignation letter from JBPB & Co. resigning as the international accountant of the Company effective 30 December 2010.

On 3 November 2010, Grant Thornton International announced that Grant Thornton Jingdu Tianhua was appointed as its new member firm in Hong Kong.

14.	To approve the convening of the 2011 First Extraordinary General Meeting of Yanzhou Coal Mining Company Limited

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

30 December 2010

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC